Final Term Sheet

Filed pursuant to Rule 433

Dated September 21, 2015

Relating to

Prospectus Supplement dated September 21, 2015 to

Registration Statement No. 333-204093

$300,000,000 2.250% Notes due 2020 (“2020 Notes”)

$450,000,000 3.200% Notes due 2026 (“2026 Notes”)

Issuer:	Praxair, Inc.

Trade Date:	September 21, 2015

Settlement Date:	September 24, 2015 (T+3)

	2020 Notes	2026 Notes

Title of Securities:	2.250% Notes due 2020	3.200% Notes due 2026

Principal Amount:	$300,000,000	$450,000,000

CUSIP / ISIN:	74005P BP8 / US74005PBP80	74005P BQ6 / US74005PBQ63

Maturity Date:	September 24, 2020	January 30, 2026

Benchmark Treasury:	T 1.375% due August 31, 2020	T 2.000% due August 15, 2025

Benchmark Treasury Price and Yield:	99-14+ / 1.490%	98-08 / 2.198%

Spread to Benchmark Treasury:	+78 basis points	+105 basis points

Yield to Maturity:	2.270%	3.248%

Interest Rate:	2.250% per annum	3.200% per annum

Public Offering Price (Issue Price):	99.906% of the principal amount thereof	99.584% of the principal amount thereof

Interest Payment Dates:	Semi-annually in arrears on each March 24 and September 24, commencing March 24, 2016	Semi-annually in arrears on each January 30 and July 30, commencing January 30, 2016

Interest Record Dates:	March 9 and September 9	January 15 and July 15

Redemption Provisions:

Make-Whole Call:	Treasury Rate plus 15 basis points	Treasury Rate plus 20 basis points prior to October 30, 2025

Par Call:	None.	On or after October 30, 2025

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:

BBVA Securities Inc.

BNY Mellon Capital Markets, LLC

PNC Capital Markets LLC

Santander Investment Securities Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., toll free at 1-800-831-9146, Deutsche Bank Securities Inc., toll free at 1-800-503-4611, HSBC Securities (USA) Inc., toll free at 1-866-811-8049 or Mitsubishi UFJ Securities (USA), Inc., toll free at 1-877-649-6848.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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